SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)

Under the Securities Exchange Act of 1934

Entertainment Distribution Company, Inc.
(Name of Issuer)

Common Stock, $.02 Par Value
(Title of Class of Securities)

29382J105
(CUSIP Number)

Robert L. Chapman, Jr.
Chapman Capital L.L.C.
222 N. Sepulveda Blvd.
El Segundo, CA 90245
(310) 662-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 29382J105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Activist Partners Master Fund, Ltd. - 98-0486684
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

4,875,756 Common Shares
9 SOLE DISPOSITIVE POWER

4,875,756 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,875,756 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 29382J105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Partners II Master Fund, Ltd. - 98-0486687
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,257,556 Common Shares
9 SOLE DISPOSITIVE POWER

3,257,556 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,257,556 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 29382J105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chapman Capital L.L.C. - 52-1961967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

8,133,312 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

8,133,312 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,133,312 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

SCHEDULE 13D CUSIP No. 29382J105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert L. Chapman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

8,133,312 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

8,133,312 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,133,312 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

INTRODUCTION

This Schedule 13D Amendment ("13D Amendment #4") amends the original Schedule 13D filed August 24, 2006 (the "Original 13D") and all subsequent amendments thereto (collectively, the "13D Filings"), and is being filed on behalf of Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies (collectively, "the Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with the Funds and Chapman Capital, the "Reporting Persons"). The 13D Filings relate to the common stock, $.02 par value per share, of Entertainment Distribution Company, Inc., a Delaware corporation (the “Issuer” or "Company").  Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to the Funds. The Funds directly own the Common Stock to which the 13D Filings relate and over which Chapman Capital may be deemed to have control by virtue of the authority granted by the Funds to vote and to dispose of securities held by the Funds, including the Common Stock. Except as set forth herein, the Original 13D filing and amendments thereto are unmodified.

ITEM 1. Security and Issuer

The 13D Filings relate to the Common Stock of the Company.  The address of the principal executive offices of the Company is 825 8th Avenue, 23rd Floor, New York, NY 10089.

ITEM 2. Identity and Background

(a)   This statement is being filed by the Reporting Persons.

(b)   The address of the principal business and principal office of the Funds, Chapman Capital and Mr. Chapman is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

(c)   The Fund’s present principal business is investing in marketable securities.  Chapman Capital's present principal business is serving as the Investment Manager of the Funds.  Mr. Chapman's principal occupation is serving as Managing Member of Chapman Capital.

(d)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Chapman is a citizen of the United States.

 ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by Chap-Cap Partners II Master Fund, Ltd., to purchase the 3,257,556 Common Shares reported hereunder was $7,711,137 (including brokerage commissions).  All of such funds were derived from working capital.

The total amount of funds used by Chap-Cap Activist Partners Master Fund, Ltd., to purchase the 4,875,756 Common Shares reported hereunder was $11,276,358 (including brokerage commissions).  All of such funds were derived from working capital.

 ITEM 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Issuer beneficially owned by The Funds was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions.  However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market, in block trades, or in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, the purchase or sale of Common Stock derivatives, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.  The reasons for the Reporting Persons’ past or prospective increase or decrease in hedged or unhedged exposure to Common Stock now or once owned, or hereinafter acquired, may include, without limitation, the implementation of risk management procedures that involve the purchase or sale of Common Stock into depreciating or appreciating market conditions.  Parties that purchase or sell Common Stock (or derivatives thereof) following the filing of the 13D Filings may be purchasing or selling Common Stock (or derivatives thereof) that is being sold or acquired by the Reporting Persons, respectively.

The Reporting Persons are engaged in the investment business.  In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  From time to time, Chapman Capital may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

    On August 14, 2006, Mr. Chapman engaged in a scheduled conference call with Mr. Clark H. Bailey and Mr. James Caparro, Chairman/CEO and CEO/President of the Issuer and Entertainment Distribution Company, LLC (“EDC”), respectively, regarding various operational and strategic matters related to the Issuer. Mr. Chapman vehemently advised that the Issuer (for the benefit of all of its owners) consummate a two-step strategic process before year-end 2006: 1) Belatedly divest its cash burning, enterprise diluting Glenayre Messaging business; and 2) rectify Mr. Caparro's egregiously irregular compensation arrangement by selling to Mr. Caparro (and reported former EDC buyout partner Apollo Advisors, L.P.) the residual EDC business via an acquisition of the Issuer in its entirety. Given the low-mid single digit EBITDA multiple implied for EDC, Chapman Capital believes that an acquisition price of the Issuer (sans Glenayre Messaging) at a significant premium is highly feasible.

    During the August 14, 2006 conference call, Mr. Bailey made certain comments that have led Chapman Capital to launch a separate investigation that remains in its final stages. Chapman Capital expects to release to the public the results of both investigations in September 2006 as a part of an amendment to this Schedule 13D.

    On December 13, 2006, Mr. Caparro returned the last of over twenty telephone messages left for him by various employees of Chapman Capital. During this call, Mr. Chapman reiterated the concerns articulated by a multitude of Glenayre's owners regarding Mr. Caparro's lack of direct financial ties to the Common Stock of Glenayre. Mr Chapman expressed concern when Mr. Caparro disclosed that he had purchased an additional interest in privately placed securities of the EDC division, instead of purchasing even a single share of the Issuer. Mr. Chapman communicated that various owners also had voiced their concerns over Mr. Caparro's troubled, brief tenure while CEO of Atari Inc., which experienced financial difficulties during the period of Mr. Caparro's leadership.

    On December 14, 2006, Chapman Capital sent a letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. William F. Schwitter, Partner of Paul, Hastings, Janofsky & Walker LLP the Company's outside legal counsel. The correspondence, dated December 14, 2006, is attached hereto as Exhibit B.

    On May 2, 2007, Chapman Capital voted the Funds' proxy statement relating to Glenayre's upcoming May 22, 2007 Annual Meeting of Shareholders, representing approximately 9.7% of the Issuer's outstanding shares, to withhold votes against all directors for the May 22, 2007 election.  It should be noted that Chapman Capital's withholding of the Funds' votes should in no way be construed as a solicitation of similarly withholding votes from other owners of the Issuer's Common Stock.

    On May 7, 2007, Chapman Capital sent a written correspondence to Mr. Caparro and the Glenayre Board of Directors regarding Litigation vs. Glenayre Technologies et. al. (James M. Caparro) re: Illegal EDC Equity Option Exchange.

    On May 17, 2007, Mr. Chapman met with the Issuer's Chief Financial Officer, Jordan M. Copland. Mr. Chapman reiterated Chapman Capital's demands that the Issuer sell off the EDC business.

    On May 20, 2007, Mr. Chapman, Mr. Copland and Mr. Bailey exchanged written correspondences where Mr. Chapman expressed his dismay in having the demands of one of the largest owners ignored. The correspondence is attached hereto as Exhibit D.

    On May 22, 2007, Mr. Bailey sent a written correspondence in response to Mr. Chapman's May 17, 2007 meeting with Mr. Copland. The correspondence is attached hereto as Exhibit E.

    On May 28, 2007, Mr. Chapman sent a written correspondence to Mr. Bailey. The correspondence is attached hereto as Exhibit F.

    On August 6, 2007, Mr. Chapman spoke with Mr. Copland in the latter's peculiar capacity as ambassador for Mr. Bailey. In order to find a resolution to the year-long conflict between the Issuer's fiduciaries and owners, Mr. Chapman offered to host a meeting between himself and Mr. Bailey in Los Angeles, the city in which Chapman Capital is based and the Issuer's largest customer conducts business. Mr. Chapman emphasized that such proposed meeting would be Mr. Bailey's last opportunity to engage in person the advisor to the Issuer's largest ownership block before Chapman Capital would be forced to launch a proxy fight to reconstitute the Board.

    On August 8, 2007, Mr. Bailey sent a written correspondence to Mr. Chapman rejecting Chapman Capital's offer for an in-person meeting. Instead, Mr. Bailey offered a conference call, delayed for several weeks, between himself, Issuer director Mr. Cliff O. Bickell and Mr. Chapman. The correspondence is attached hereto as Exhibit G.

    On August 8, 2007, Chapman Capital sent a written correspondence in response to Mr. Bailey, rejecting Mr. Bailey's offer of a conference call as "futile" and "redundant." The correspondence is attached hereto as Exhibit H.

    As a result of Mr. Bailey's rejection of multiple, reasonable offers to meet in person with the advisor to the Issuer's largest ownership block, Chapman Capital intends to initiate procedures to replace those directors up for reelection at the Issuer's 2008 Annual Meeting. Those directors who Chapman Capital intends to replace are Messrs. Caparro, Bickell and Ardizzone, each of whom respectively owned a mere zero, 3,436 and 16,527 shares of Common Stock of the Issuer as of March 16, 2007.  This compares to Chapman Capital's advisory of the Reporting Persons' ownership of 8,133,312 shares of Common Stock of the Issuer as of the date of this 13D Amendment #4.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of such members may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

 ITEM 5. Interests in Securities of the Company

(a)   Together, the Reporting Persons beneficially own a total of 8,133,312 shares of Common Stock constituting 11.7% of all of the outstanding shares of Common Stock.

(b)   The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

(c)   The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Chap-Cap Partners II Master Fund, Ltd.

Date	Security	Amount of Shares/Contracts Bought/(Sold)	Approximate Price per Shares/Contracts (inclusive of commissions)
06/14/07	CS	300,600	$ 2.01
06/28/07	CS	3,800	$ 1.89
07/05/07	CS	56,000	$ 1.92
07/06/07	CS	1,698	$ 1.84
07/11/07	CS	599	$ 1.91
07/13/07	CS	2,900	$ 1.93
07/16/07	CS	7,200	$ 1.85
07/17/07	CS	6,982	$ 1.84
07/18/07	CS	350	$ 1.83
07/23/07	CS	1,300	$ 1.89
07/24/07	CS	875	$ 1.88
07/25/07	CS	350	$ 1.90
07/26/07	CS	2,000	$ 1.83
07/27/07	CS	2,686	$ 1.82
07/31/07	CS	2,760	$ 1.71
08/01/07	CS	5,000	$ 1.74
08/06/07	CS	8,132	$ 1.47
08/07/07	CS	3,187	$ 1.51
08/07/07	CS	10,000	$ 1.43
08/08/07	CS	18,800	$ 1.43
08/08/07	CS	548	$ 1.42

Chap-Cap Activist Partners Master Fund, Ltd.

Date	Security	Amount of Shares/Contracts Bought/(Sold)	Approximate Price per Shares/Contracts (inclusive of commissions)
06/14/07	CS	450,800	$ 2.01
06/28/07	CS	5,600	$ 1.89
07/05/07	CS	84,000	$ 1.92
07/06/07	CS	2,600	$ 1.84
07/11/07	CS	1,200	$ 1.91
07/13/07	CS	5,400	$ 1.93
07/16/07	CS	13,400	$ 1.85
07/17/07	CS	12,900	$ 1.84
07/18/07	CS	1,400	$ 1.83
07/23/07	CS	2,500	$ 1.89
07/24/07	CS	1,700	$ 1.88
07/25/07	CS	650	$ 1.90
07/26/07	CS	8,000	$ 1.83
07/27/07	CS	10,900	$ 1.82
07/31/07	CS	11,200	$ 1.71
08/01/07	CS	19,800	$ 1.74
08/06/07	CS	32,300	$ 1.47
08/07/07	CS	12,600	$ 1.51
08/07/07	CS	40,000	$ 1.43
08/08/07	CS	75,200	$ 1.43
08/08/07	CS	2,000	$ 1.42

* CS = Common Shares, C = Calls, P = Puts
** A = Assigned, E = Exercised

The above transactions were effected by the Reporting Persons on the NASDAQ

Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d)   Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not applicable.

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit A
Joint Filing Agreement, dated August 24, 2006, among Chap-Cap Partners II Master Fund, Ltd., Chap-Cap Activist Partners Master Fund, Ltd., Chapman Capital L.L.C., and Robert L. Chapman, Jr. (previously filed with the Original Schedule 13D Filing).

Exhibit B
Letter dated December 14, 2006 from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. William F. Schwitter, Partner of Paul, Hastings, Janofsky & Walker LLP the Company's outside legal counsel. The correspondence, dated December 14, 2006, is attached hereto as Exhibit B.

Exhibit C	Letter dated May 7, 2007 from Mr. Chapman to James M. Caparro, CEO & President and the Issuer's Board of Directors.
Exhibit D	Correspondences dated May 20, 2007 between Mr. Chapman and Mr. Clarke H. Bailey, Chairman & CEO of the Issuer, and Jordan M. Copland, Chief Financial Officer of the Issuer.
Exhibit E	Correspondence dated May 22, 2007 from Mr. Clarke H. Bailey, Chairman & CEO of the Issuer to Mr. Chapman.
Exhibit F	Correspondence dated May 28, 2007 from Mr. Chapman to Mr. Clarke H. Bailey, Chairman & CEO of the Issuer.
Exhibit G	Correspondence dated August 8, 2007 between Mr. Chapman and Mr. Bailey.
Exhibit H	Correspondence dated August 8, 2007 between Mr. Chapman and Mr. Bailey.

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2007	Chap-Cap Partners II Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: August 9, 2007	Chap-Cap Activist Partners Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: August 9, 2007	CHAPMAN CAPITAL L.L.C.

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: August 9, 2007	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Entertainment Distribution Company, Inc. dated August 24, 2006, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: August 24, 2006
CHAP-CAP PARTNERS II MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAP-CAP ACTIVIST PARTNERS MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAPMAN CAPITAL L.L.C.

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit B

[CHAPMAN CAPITAL L.L.C. LOGO]

Robert L. Chapman, Jr.
Managing Member

December 14, 2006

Mr. William F. Schwitter
Partner
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, NY 10022
Office: (212) 318-6400
E-Mail: williamschwitter@paulhastings.com

Mr. Schwitter,

Chapman Capital L.L.C. is the investment advisor to entities that own nearly 10% of the common stock of Glenayre Technologies, Inc. (hereinafter, "Glenayre"). Evidence of this ownership exists in a Schedule 13D filed August 24, 2006 and subsequent Form 13F filed November 8, 2006, with the U.S. Securities and Exchange Commission. Our investors’ ownership of Glenayre’s common stock shares should not be confused with the investment securities reportedly purchased by Glenayre CEO James M. Caparro. Mr. Caparro, instead of using the cash given to him by Glenayre’s owners (last year alone in the form of approximately $1,000,000 in salary and bonus, including social club fees) to purchase the same Glenayre stock owned by the shareholders paying his egregiously high income, has decided on several occasions to make an investment (apparently not offered to top Glenayre shareholders such as Chapman Capital) in Glenayre’s EDC subsidiary.1  This correspondence relates to your letter dated December 13, 2006, on behalf of Glenayre’s Mr. Caparro.

Chapman Capital hereby advises your firm and Mr. Caparro to cease and desist in taking the following actions:

1) Making Baseless, Spurious Claims: As conveyed to Mr. Caparro yesterday (when he first returned the last of over twenty unanswered messages left for him by three members of Chapman Capital), no abusive (much less illegal) communication has been directed at any employee of Glenayre by any member of Chapman Capital. The commentary purportedly received by Mr. James Jewell (apparently a secretary within Mr. Caparro’s office) accusing him of being “Chief Ankle Grabber … of the Castro District”, whatever that is intended to mean, was not communicated by any associate of Chapman Capital.  Chapman Capital has neither knowledge nor interest in such personal matters relating to Glenayre employees. In fact, we find those allegations particularly insulting to members of the homosexual community, many of whom presumably send private, potentially provocative, text messages over Glenayre’s globally-installed messaging systems. Once again, I must reiterate that we support Mr. Jewell no matter what may be his sexual preference, irrespective of how or where it may manifest itself, subject to his behavior not putting at risk our investors’ sizable stake in Glenayre.

______________________
1 On December 13, 2006, in a conversation with Mr. Chapman, Mr. Caparro confirmed that since becoming affiliated with Glenayre in 2005, he had not purchased a single share of Glenayre stock.

On numerous occasions, Chapman Capital has received telephone calls from individuals claiming to be parties other than themselves (“pretexting"), with the occasional delivery of profanity as part of this impersonation. In fact, several months ago we received a call from someone apparently pretending to be “Jimmy Caparro,” and who demanded that I personally “genuflect before [him] and play a song on [his] ‘skin flute’.” Though I do not have any knowledge of Mr. Caparro’s sexual preference, I was confident that Mr. Caparro was not the person making that call, even in the highly unlikely event that that this may have been his personal fantasy. More importantly, like Glenayre and yourself, I did not possess any evidence to support any such outrageous claim, and thus saw no need to enlist the services of outside counsel. As Mr. Jewell has virtually no experience speaking with me, it is impossible that he could have any confidence in matching to my voice the voice of the party that purportedly made such insensitive comments to Mr. Jewell (whatever may be his sexual orientation). I myself could not identify the voice of any employee of Glenayre, including Mr. Caparro (even though I have spoken with him on three occasions.)

2) Wasting Corporate Assets: Your letter is so entirely preposterous as to only be viewed as a waste of corporate assets. Under the leadership of Messrs. James M. Caparro and Clark H. Bailey, Glenayre has reported net losses in each of the last three quarters, and as such a company hardly can afford paying whatever overpriced and potentially padded bills any law firm (other than Paul Hastings, which certainly never has padded any bills to clients) may submit for "services rendered." I must believe, Mr. Schwitter, that there are enough ambulances for you to chase in New York City (or pedestrians who slip and fall on the winter snow) to surpass the billable hours threshold imposed upon you by your partners, and that you will not find the need to scribe such absurd communiqués in the future. This is particularly important given that Chapman Capital's investors indirectly are paying nearly 10% of each of any bill from a law firm such as yours.

3) First Amendment Rights/Public Figures: Though is it possible that Constitutional Law was not taught at your alma mater (The Albany Law School of Union University; Paul Hastings hopefully has raised the bar on new associates since 1983), I encourage you to read something seemingly foreign to you called the "First Amendment." Therein, Chapman Capital (via its employees) derives the right to express its opinions, and make disclosures of fact, relating to Glenayre, its employees and officers. No matter how threatening your letter was intended to be, you cannot stop Glenayre’s owners from expressing an opinion that Mr. Caparro is a washed-up entertainment industry executive whose position as CEO of Atari Inc. terminated in June 2005 after a mere six-month tenure, and just weeks before Atari’s shares plunged 39% in one day after reporting a financial-covenant breaching loss for the June 2005 quarter during which Mr. Caparro was its CEO.2

Given your apparent lack of knowledge in this area, I also seriously doubt that U.S. history was available at your undergraduate alma mater (Rensselaer Polytechnic Institute; I suspect your curriculum may have been in TV/VCR repair, or perhaps Computer Drafting and Design was your specialty). Please, for your own benefit and that of Glenayre’s owners, please inquire if “the Institute” will allow someone your age to enroll in a crash course in "Criminal Justice." Should you pass the requisite classes, I strongly recommend that you apply any newfound knowledge to the backdated options investigation at Glenayre itself. Mr. Clarke Bailey certainly would be more than happy to sit down with you and explain how such a potential criminal act is perpetrated upon the innocent owners of a public company.

Sincerely,

/s/ Robert L. Chapman, Jr.
 Robert L. Chapman, Jr.
______________________
2 On August 10, 2005, Atari (Nasdaq: ATAR) shares experienced their largest drop ever after announcing a $32.8 million first quarter loss and a 78% drop in sales. This forced Atari to say that it would rely on its majority owner, France’s Infogames Entertainment SA, for financing after the results caused it to violate financial covenants.

Exhibit C

 May 7, 2007

Class I Directors (Exp.:  2009)
==============================
Mr. Clarke H. Bailey (52; 12/1990)
Chairman / CEO
Glenayre Tech., Inc. (0.5% owner[3])
Director, Iron Mountain Inc.
Director of ACT Teleconferencing Inc.
Fmr. Dir., Swiss Army Brands, Inc.
Fmr. Director, Pulse Engineering
Fmr. Director, Koret, Inc.
Fmr. Director, Tengasco Inc.
Fmr. Director, Tigera Group, Inc.
Fmr. Ch./CEO, ShipXact.com, Inc.
Fmr. Co-Ch., Highgate Capital L.L.C.
Fmr. Chairman, Arcus, Inc.
Fmr. Ch./CEO, Utd. Gas Hldg. Corp
Fmr. Ch./CEO, Utd. Acquisition Corp.
825 8th Avenue, 23rd Floor
New York, NY 10019
Office: (212) 333-8545
Facsimile: (770) 497-3982

Class II Directors (Exp.:  2007)
=============================
John J. Hurley (72; 11/1992)
Dir., Glenayre Tech. (0.3% owner[1])
Fmr. Director, PNI Technologies, Inc.
Fmr. Pres./CEO & COO, V. Chmn.
Glenayre Technologies, Inc.
Fmr. COO, Antenna Specialists Co.
Fmr. G. Manager, GE Cellular Bus.
4000 Doves Roost CT
Charlotte, NC 28211
Office: (704) 366-9069
Facsimile: (770) 497-3982

Class III Directors (Exp.:  2008)
==============================
Mr. Ramon D. Ardizzone (69, 11/1992)
V. Ch., Glenayre Tech. (0.2% owner[2])
Director, Connectivity Tech., Inc.
Fmr. Ch./CEO/Pres., EVP/COO
Glenayre Technologies, Inc.
Fmr. Chairman, PCIA Foundation
Fmr. Director, Tigera Group, Inc.
Fmr. President, Aerotron, Inc.
20 Pipers Neck Road
Wilmington, NC 28411
Office: (910) 686-2561
Facsimile: (770) 497-3982

Mr. Donald S. Bates (78; 01/1997)
Dir., Glenayre Tech. (0.0% owner[4])
Fmr. SVP, G. Exec., GE Co.
Fmr. Director, 3D Systems Corp.
Fmr. Director, Piezo Electric Products
Fmr. Director, Comm. Industries Inc.
8657 Linden Drive
Shawnee, KS 66207
Office: (913) 648-6730
Facsimile: (770) 497-3982

Mr. Horace H. Sibley (67, 8/1997)
Dir., Glenayre Tech. (0.1% owner[5])
Fmr. Chmn., Sthrn. Center for I. Studies
Fmr. Partner, King & Spalding
Hon. Consul of the Dominican Republic
191 Peachtree Street
Atlanta, GA 30305
Phone: (404) 572-4814
Facsimile: (770) 497-3982

Mr. Cliff O. Bickell (64, 10/2004)
Director, Glenayre (0.0% owner[6])
Fmr. Pres., VP, P.P. Div. S. Games
Fmr. VP/CFO/Tr., S. Games Hldg.
Fmr. VP/CFO/Tr., Paragon Tr. Brands
Fmr. SVP/CFO, W.A. Krueger Co.
Fmr. Treasurer, Dataproducts Corp.
750 Lexington Avenue
New York, NY 10022
Office: (770) 664 3700
Facsimile: (770) 772-7693

Mr. Peter W. Gilson (67; 03/1997)
Dir., Glenayre Tech. (0.1% owner[7])
Fmr. Ch., BoD, Swiss A. Brands, Inc.
Fmr. Ch., E. Com., Swiss A. Brands
Fmr. Chairman, SWWT, Inc.
Fmr. Pres./CEO, Warrington Group
Fmr. Pres./CEO/Dir., P. Support Sys.
Fmr. Director, Forschner Group, Inc.
Fmr. Dir., Outlast Technologies Inc.
Fmr. EVP, Timberland Co., Inc.
Fmr. Pres., G. Div., WL Gore & Ass.
5 Riverview Road
Truro, MA 02666
Office: (508) 349-3339
Facsimile: (770) 497-3982

Mr. Howard W. Speaks, Jr. (59; 05/2001)
Director, Glenayre Tech. (0% owner[8])
CEO, Rosum Corp.
V. Chair., San Diego. Telecom Council
Director, Terayon Comm. Systems
Director, Triton Network Systems Inc.
Fmr. Pres., COO, Kyocera Wireless Corp.
Fmr Pres./CEO, Triton Networks Systems
Fmr. EVP/G. Manager, Ericsson, Inc.
704 Genter Street.
La Jolla, CA 92037
Office: (858) 551-7550
Facsimile: (770) 497-3982

______________________________________________________________
1 John J. Hurley ownership stake: precisely 183,852 (vs. 178,220 year/year) shares per Glenayre 2007 Proxy Statement.  Total outstanding share count of 69,548,782 as of March 26, 2007. It should be noted that despite Glenayre’s dismal stock performance, all non-officer directors received a 100% increase in the restricted stock units to be awarded (for free) at each Annual Meeting of the Stockholders.
2 Ramon D. Ardizzone ownership stake: precisely 16,527 (vs. 10,895 year/year) shares per Glenayre 2007 Proxy Statement. It should be noted that despite Glenayre’s dismal stock performance, all non-officer directors received a 100% increase in the restricted stock units to be awarded (for free) at each Annual Meeting of the Stockholders.
3 Clarke H. Bailey and son ownership stake: precisely 321,517 (vs. 304,842 year/year) shares per Glenayre 2007 Proxy Statement. It should be noted that despite Glenayre’s dismal stock performance, all non-officer directors received a 100% increase in the restricted stock units to be awarded (for free) at each Annual Meeting of the Stockholders.
4 Donald S. Bates and wife ownership stake: precisely 18,100 (vs. 12,468 year/year) shares per Glenayre 2007 Proxy Statement. It should be noted that despite Glenayre’s dismal stock performance, all non-officer directors received a 100% increase in the restricted stock units to be awarded (for free) at each Annual Meeting of the Stockholders.
5 Horace H. Sibley ownership stake: precisely 40,554 (vs. 34,922 year/year) shares per Glenayre 2007 Proxy Statement. It should be noted that despite Glenayre’s dismal stock performance, all non-officer directors received a 100% increase in the restricted stock units to be awarded (for free) at each Annual Meeting of the Stockholders.
6 Cliff O. Bickell ownership stake: precisely 3,436 (vs. 994 year/year) shares per Glenayre 2007 Proxy Statement. It should be noted that despite Glenayre’s dismal stock performance, all non-officer directors received a 100% increase in the restricted stock units to be awarded (for free) at each Annual Meeting of the Stockholders.
7 Peter W. Gilson ownership stake: precisely 65,754 (vs. 60,122 year/year) shares per Glenayre 2007 Proxy Statement. It should be noted that despite Glenayre’s dismal stock performance, all non-officer directors received a 100% increase in the restricted stock units to be awarded (for free) at each Annual Meeting of the Stockholders.
8 Howard W. Speaks ownership stake: precisely 20,754 (vs. 15,122 year/year) shares per Glenayre 2007 Proxy Statement. It should be noted that despite Glenayre’s dismal stock performance, all non-officer directors received a 100% increase in the restricted stock units to be awarded (for free) at each Annual Meeting of the Stockholders.

______________________________________________________________
Mr. James M. Caparro
CEO & President
Glenayre Technologies, Inc.
825 8th Avenue, 23rd Floor
New York, NY  10019
Office 1:  (212) 333-8545
Office 2: (917) 974-4061
Facsimile: (770) 497-3982
______________________________________________________________

Via Electronic Mail

Re: Litigation vs. Glenayre Technologies et. al. (James M. Caparro) re: Illegal EDC Equity Option Exchange

Mr. Caparro (and the Glenayre Board of Directors):

As many are aware from our widely-read Schedule 13D amendment filed with the SEC on December 14, 2006 (http://www.sec.gov/Archives/edgar/data/808918/000136541706000035/formsc13d.htm), Glenayre Technologies, Inc. (“Glenayre” or the “Company”) 9.9% owner-advisor Chapman Capital views you as nothing more than a “washed-up entertainment industry executive” who was hoisted (by fellow Glenayre “siphoner” and Chairman, Mr. Clarke Bailey) from recent un/self-employment into a public-company position that paid you nearly $2 million annual compensation, plus “EDC profit interests,” in exchange for your supervisory oversight (i.e., not operational management, left to Mr. Thomas Costabile) of a $150 million micro-market capitalization, loss-producer (Source:  2006 Form 10-K: http://www.sec.gov/Archives/edgar/data/808918/000095014407002895/g06102e10vk.htm).

The fact that Glenayre’s Board of Directors (the “Board”) gifted you (i.e., for free) the initial $215,000 that you used to obtain, for free, your initial investment in the Class B units of Glenayre subsidiary EDC has not escaped Glenayre’s lividly indignant owners.  Taking into account that $215,000 “signing bonus,” on top of your base salary during partial-2005 EDC employment, “your” entire 2005 investment in Glenayre’s EDC subsidiary required essentially not a single penny from your own, pre-Glenayre bank account.  Viewed in that light, I must opine that you have Guinness Book of World Records-qualified genitalia of steel to attempt, after watching Glenayre’s stock tumble from nearly $6/share to under $2/share during your CEO tenure, to exchange these “free” and potentially worthless EDC equity options (“profits interests”) for actual common shares in Glenayre - the same shares that Chapman Capital and other owners have purchased with their investors’ own, hard earned money.

James Caparro Two-Year Refusal to Buy Glenayre Stock: Literally for years, Glenayre’s owners have beseeched you to use your own personal retained earnings (from decades of “success” in the entertainment industry) to purchase, on the open market, the same Glenayre’ common shares that have been purchased by your nearly $2 million/year compensating benefactors, Glenayre’s true owners.  Despite a wide variety of periods during which you had the legal right (and arguably ethical devoir) to purchase Glenayre stock, you have refused to purchase even one single share, using defenseless excuses and pretexts that would be accepted as reasonable only by a simian imbecile (this is not to be taken as a direct reference to Mr. Matthew Behrent, Glenayre SVP & Chief Acquisitions Officer, who was rewarded indirectly out of Glenayre’s owners’ pockets for the brilliance of liquidating Glenayre Messaging immediately following its loss of Sprint-Nextel as its primary customer).  However, after reading the Glenayre 2007 Proxy Statement on Schedule DEF14A (the “2007 Proxy Statement”) recently filed with the SEC on April 26, 2007 (http://www.sec.gov/Archives/edgar/data/808918/000095014407003810/g06789def14a.htm), Glenayre’s owners finally have gained a sense for what may be Jim Caparro’s true master plan.

Illegal Exchange of EDC Equity Options for Glenayre Common Stock:  It is with the utmost seriousness that I caution you and “your” Board against further “evaluating whether to exchange the EDC profits interests for equity of the Company” … “in order to align the equity compensation received by all executive officers." (Source: 2007 Proxy Statement, Page14).  By the Board’s own admission per the 2007 Proxy Statement, “the [EDC] profits interests are designed to work like options, and they vest over a two-year period or upon a change of control of EDC.  The profits interest structure was used instead of stock options because at the time of the acquisition, a limited liability company could not grant options without tax risks. As such the profits interest structure was created to incentivise [sic] management in lieu of stock options.  As a result, the Tier 1 Profits Interests function similar to options with an exercise price equal to the original per share equity investment, and the Tier 2 and Tier 3 profits interests have exercise prices at 50% and 100% premiums, respectively, to that value.”  If these “EDC Equity Options” (the proper moniker for them, instead of “profits interests,” based on the Board’s own description of their intended design and function) are to be exchanged for anything, it must not be for “equity of the Company”) but instead for Glenayre Equity Options (i.e., options to buy Glenayre common shares) with identical exercise prices a) equal to the original, b) 50% higher and c)  100% higher than" the price at which Glenayre traded upon the announcement that Glenayre’s only business would be EDC. It has been noted by Chapman Capital (and other significant Glenayre owners) that Glenayre cannot claim to have completed any EDC Equity Option-for-Common Stock exchange given that a) no Form 8-K or related press release has been issued by Glenayre making public what would be, without question, the material event of Glenayre’s owners being massively diluted via an (illegal) exchange of “profits interests for equity of the Company”, and b) the two-year tax period following the date of the EDC acquisition’s completion /closing on May 31, 2005 has not elapsed (Source: http://www.sec.gov/Archives/edgar/data/808918/000095014405006192/g95544e8vk.htm).

Litigation by Chapman Capital et. al. a 100% Certainty:  Under no circumstances should you expect to avoid litigation by Glenayre’s owners should you exchange your EDC Equity Options for actual Glenayre common stock.  Given the state of the physical audio (compact disk) industry, exacerbated by your oversight of the EDC business, it may be argued that the value of EDC has fallen significantly since its May 31, 2005 purchase by Glenayre. As a result, Glenayre’s owners are not so ignorant to be unaware of the fact that those EDC Equity Options (“profit interests”) never may become “in the money,” and thus may prove to be absolutely worthless, as a direct result of a) the decision of the Board, you, Mr. Bailey, and strategic advisor/profit-interest recipient Morgan Joseph & Co. Inc. (http://www.morganjoseph.com) to buy EDC from Universal Music Group in the first place and b) your own (mis)management of EDC/Glenayre into its current and prospective state of cash flow generation and value.  I cannot exaggerate the following point:  DO NOT force Glenayre’s owners to squander their own and Glenayre's cash resources on prosecuting and defending respective lawyers to rake you over smoldering, white-hot legal coals (figuratively) in response to any further attempt by owners of EDC Equity Options to misappropriate the equity, cash and other assets of the company owned by holders of Glenayre common shares (that excludes you, of course).  Your greed has tested our collective patience too long, and too far; moreover, it shall not be difficult to prove in a court of law the outright breach of fiduciary duty by this agedly conflicted Board of Directors.

Fair Exercise Price for Glenayre Equity Options: Based on the market’s own valuation of Glenayre and EDC as one and the same following the sale of Glenayre Messaging, the exercise price on any Glenayre Equity Options received by you and others (in exchange for EDC Equity Options, a.k.a. EDC “profit interests”) must be set at no less than a price between $2.37 and $2.70 per share.  On December 14, 2006, in immediate response to the Company’s announcement that it had agreed to sell Glenayre Messaging to IP Unity for $25 million (Form 8-K; http://www.sec.gov/Archives/edgar/data/808918/000111667906002755/glen8k-121506.htm), Glenayre’s common stock closed at $2.61/share; moreover, for the balance of 2006, Glenayre stock traded between $2.40 and $2.60 per share, averaging $2.53/share during those final two weeks of 2006.  On January 3, 2007, when the Company’s stock traded and closed at approximately $2.50/share, Glenayre announced “that on December 31, 2006 the Company completed the previously announced sale of its Messaging business to IP Unity for $25 million in cash” (Form 8-K; http://www.sec.gov/Archives/edgar/data/808918/000111667907000117/glen8k.htm ).  In the following two months, the market valued Glenayre, once again essentially as the EDC division itself, between $2.37 and $2.70 per share.  I repeat, between the date Glenayre Technologies became EDC for all intents and purposes, and March 6, 2007, Glenayre was valued by the market at an average closing price of $2.57/share.  Only after the March 6, 2007 conference call in which you introduced disappointing guidance for EDC (and not Glenayre Messaging, which had been sold the prior year), which formed the rationale for the nearly 40% downward revision (from $5.00 to $3.10) in Glenayre’s share target price by its only Wall Street sellside research analyst, did Glenayre’s stock begin its descent to Caparro-induced depths under $2.00 per share.  As a result, there is absolutely no justification for setting below $2.37 - $2.70/share the exercise price of any Glenayre common stock options you and others may receive in exchange for potentially worthless EDC Equity Options (“profit interests”).

Excessive Board Compensation: With net losses in two of the last four quarters (or three if you do not count extraordinary items), it seems inconceivable that the Board can justify compensation of roughly three quarters of a million dollars (Source: 2007 Proxy Statement, Page14). Included in this amount are stock awards worth $21,499 per director and option awards reaching as high as $84,066. Chapman Capital finds the awards of any such “rewards” insulting to Glenayre’s owners who endured a 21% loss in share value during calendar 2006. The Compensation Committee claims to believe that compensation should reward performance. Chapman Capital believes that as well.

Misaligned Compensation Structure: Members of Glenayre’s management have economic incentives that are directly opposed to shareholder interests. Despite the fact that EDC was structured as a limited liability company to maximize the utilization of Glenayre’s tax loss carryforwards, Messrs. Bailey and Behrent are contractually entitled to awards of stock options upon completion of certain acquisition or divestiture events, irrespective of their success or failure as measured by an assessment of the return or loss to Glenayre’s owners. It is no wonder then that “Mr. Bailey remains focused on acquisition opportunities for the Company” as he stands to gain from any increase in M&A activity. For his “outstanding performance” in divesting the messaging business (at near liquidation value), Mr. Behrent was awarded a discretionary bonus of 250,000 options (Source: 2007 Proxy Statement, Page 12).

Third Point Activist 13D Filing:  Last week’s Schedule 13D filing by Third Point LLC (http://www.sec.gov/Archives/edgar/data/808918/000089914007000879/g3727409b.txt; May 3, 2007) was your first official warning that your continued siphoning off of value from Glenayre had forced yet another large owner to defend its investment via activist, corporate warfare.  In such filing’s Item 4, Mr. Loeb also made specific reference to the issue of an improper exchange of EDC Equity Options for Glenayre Common Stock, stating, “the Reporting Persons are concerned that Mr. Caparro will unduly benefit from an exchange of these "options" into Company "equity" [emphasis added] while the Common Stock valuation is temporarily depressed.” The fact that your latest brush with a Glenayre owner seeking to protect his clients’ investment came so soon after your meeting with its representative, Mr. Jeffrey R. Perry, is further testament to the failure of your tyro-level of chicanery and financial slight-of-hand.  It should be noted that Chapman Capital shares the four stated concerns listed in such Item 4, having concluded that what is “clearly best for shareholders” is to “put the Company up for sale.” If by now you have not realized that the days of your being paid an annual compensation exceeding $1.8 million (based on the Board’s awarding you a 100% bonus for 2006 performance) for the service of driving Glenayre’s owners’ collective investment into the ground, it’s high time for a reality check.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900 x 200
E-Mail: chapman@chapcap.com
Web:  http://www.hedgefunds.com

P.S.  In preparation for Chapman Capital’s forthcoming Schedule 13D Amendment of its investment in Glenayre Technologies, Inc. (“Glenayre” or “the Company”), I suggest that you read and the Glenayre Board of Directors (“the Board”) the excerpt below from Alan Murray’s Revolt In The Boardroom: The New Rules of Power in Corporate America.  Subsequently, you may want to take a break from admiring your 2007 Grammy after-party photos to read the entire book, start-to-finish, and the re-read it.  Given that Mr. Thomas Costabile, EDC’s highly paid Chief Operating Officer, is (according to all reporting sources) carrying nearly the entire operational load at EDC (i.e., few can determine what is your contribution to the Company), I doubt you lack the free time to read this book cover to cover.

Exhibit D

-----Original Message-----
From: Robert L. Chapman, Jr.
Sent: Sunday, May 20, 2007 9:20 AM
To: 'jordan.copland@edcllc.com'
Subject: Chapman Capital Activism: Entertainment Distribution Company (EDCI): Demands on Board

May 20, 2007

Mr. Jordan M. Copland
Chief Financial Officer
Entertainment Distribution Company, Inc.
825 8th Avenue, 23rd Floor
New York, NY  10019
Office 1:  (212) 333-8487
Office 2:  (201) 962-6982

Jordan,

On behalf of Chapman Capital L.L.C., the investment advisor to the largest ownership block of Entertainment Distribution Company, Inc. ("EDCI"), I want to thank you for visiting us in Los Angeles last Thursday, May 17th.  The hours we endured together seem to have allowed both EDCI (with you as its agent) and Chapman Capital to understand better each other's perspectives.

At the conclusion of our meeting, I presented several demands (or if you prefer, "requests") of EDCI's Board of Directors, to which I asked that you convey upon your return to New York.  I anxiously await the Board's response, but must admit that I was disappointed not to receive a telephone call from any independent director (one of my requests) before the week's end.  Please call me on Monday, May 20, 2007 to communicate the status of discussions between you and the Board.  I shall be out of the office, and thus recommend that you use my mobile number (as provided previously).

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900 x 200
Web:  http://www.hedgefunds.com

-----Original Message-----
From: Robert L. Chapman, Jr.
Sent: Sunday, May 20, 2007 9:36 AM
To: 'Clarke H. Bailey (clarke.bailey@edcllc.com)'
Subject: Chapman Capital Activism: Entertainment Distribution Company (EDCI): Demands on Board

May 20, 2007

Mr. Clarke H. Bailey
Chairman
Entertainment Distribution Company, Inc.
825 8th Avenue, 23rd Floor
New York, NY  10019
Office 1:  (212) 333-8478
E-mail:  clarke.bailey@edcllc.com

Mr. Bailey,

Please see the attached correspondence from Chapman Capital L.L.C. to Mr. Jordan Copland.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900 x 200
Web:  http://www.hedgefunds.com

-----Original Message-----
From: Robert L. Chapman, Jr.
Sent: Sunday, May 20, 2007 9:20 AM
To: 'jordan.copland@edcllc.com'
Subject: Chapman Capital Activism: Entertainment Distribution Company (EDCI): Demands on Board

May 20, 2007

Mr. Jordan M. Copland
Chief Financial Officer
Entertainment Distribution Company, Inc.
825 8th Avenue, 23rd Floor
New York, NY  10019
Office 1:  (212) 333-8487
Office 2:  (201) 962-6982

Jordan,

On behalf of Chapman Capital L.L.C., the investment advisor to the largest ownership block of Entertainment Distribution Company, Inc. ("EDCI"), I want to thank you for visiting us in Los Angeles last Thursday, May 17th.  The hours we endured together seem to have allowed both EDCI (with you as its agent) and Chapman Capital to understand better each other's perspectives.

At the conclusion of our meeting, I presented several demands (or if you prefer, "requests") of EDCI's Board of Directors, to which I asked that you convey upon your return to New York.  I anxiously await the Board's response, but must admit that I was disappointed not to receive a telephone call from any independent director (one of my requests) before the week's end.  Please call me on Monday, May 20, 2007 to communicate the status of discussions between you and the Board.  I shall be out of the office, and thus recommend that you use my mobile number (as provided previously).

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900 x 200
Web:  http://www.hedgefunds.com

-----Original Message-----
From: Robert L. Chapman, Jr.
Sent: Sunday, May 20, 2007 9:53 AM
To: 'jordan.copland@edcllc.com'
Subject: RE: Chapman Capital Activism: Entertainment Distribution Company (EDCI): Demands on Board

May 20, 2007

Mr. Jordan M. Copland
Chief Financial Officer
Entertainment Distribution Company, Inc.
825 8th Avenue, 23rd Floor
New York, NY  10019
Office 1:  (212) 333-8487
Office 2:  (201) 962-6982

Jordan,

Your notes properly did not list any deadline I had set for a director telephone call.  Instead, the duty that the Board holds to its owners should have precipitated a call to me the business day following our meeting.  Once again, just as has been the case with Mr. Caparro's disregard of Chapman Capital (breach of commitment to meet with our firm between August-December 2006, and then February 2007 no-show by Caparro due to apparently higher priority of his Grammy Awards attendance, and failure to be in a position to present various means of linking his compensation to EDCI's stock price), this is not your fault.  Mr. Caparro and the Board seem to fail to comprehend this concept of their having, by accepting Board seats and the attendant high cash and other consideration, fiduciary duties of loyalty and due care to EDCI's owners.

Given Chapman Capital's status vis-à-vis EDCI, I am confident that you didn't discard its managing member's mobile number given to you multiple times via voice messages to you over the past month.  If you have done so, please call my office on Monday to obtain it (vs. my placing it in this E-mail).

I continue to recommend strongly that an independent member of the Board contact me in advance of the annual and Board meetings this week.  This will allow such director to understand more thoroughly, and obtain answers to questions regarding, Chapman Capital's demands and the rationale thereto.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900 x 200
Web:  http://www.hedgefunds.com

-----Original Message-----
From: Copland, Jordan [mailto:jordan.copland@edcllc.com]
Sent: Sunday, May 20, 2007 9:40 AM
To: Robert L. Chapman, Jr.
Subject: RE: Chapman Capital Activism: Entertainment Distribution Company (EDCI): Demands on Board

Bob,

I did not write in my notes that you expected to receive a director call by week's end so I am responsible for not communicating that, no one else.  We are having our regularly scheduled board meeting on Monday in North Carolina followed by the annual meeting and the continuation of the board meeting on Tuesday.  Our meeting will be a topic of discussion as will those items that you strongly requested.  I don't believe I ever received your cell phone number.  If you call me back this morning after you read this.  I shall write it down and you shall not have to email it to me.

Once again, I am glad I had the opportunity to meet with you and will certainly pass all this on when I meet with the directors on Monday afternoon.

Jordan
Jordan M. Copland | CFO | Entertainment Distribution Company | 212 333
8487 |
coplandj@edcllc.com | 825 Eighth Avenue 23rd Floor | New York, NY 10019

-----Original Message-----
From: Robert L. Chapman, Jr.
Sent: Sunday, May 20, 2007 12:20 PM
To: Copland, Jordan
Subject: Chapman Capital Activism: Entertainment Distribution Company
(EDCI): Demands on Board

May 20, 2007

Mr. Jordan M. Copland
Chief Financial Officer
Entertainment Distribution Company, Inc.
825 8th Avenue, 23rd Floor
New York, NY  10019
Office 1:  (212) 333-8487
Office 2:  (201) 962-6982

Jordan,

On behalf of Chapman Capital L.L.C., the investment advisor to the largest ownership block of Entertainment Distribution Company, Inc. ("EDCI"), I want to thank you for visiting us in Los Angeles last Thursday, May 17th.  The hours we endured together seems to have allowed both EDCI (with you as its agent) and Chapman Capital to understand better each other's perspectives.

At the conclusion of our meeting, I presented several demands (or if you prefer, "requests") of EDCI's Board of Directors, to which I asked that you convey upon your return to New York.  I anxiously await the Board's response, but must admit that I was disappointed not to receive a telephone call from any independent director (one of my requests) before the week's end.  Please call me on Monday, May 20, 2007 to communicate the status of discussions between you and the Board.  I shall be out of the office, and thus recommend that you use my mobile number (as provided previously).

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900 x 200
Web:  http://www.hedgefunds.com

-----Original Message-----
From: Robert L. Chapman, Jr.
Sent: Sunday, May 20, 2007 9:59 AM
To: 'Clarke H. Bailey (clarke.bailey@edcllc.com)'
Subject: Chapman Capital Activism: Entertainment Distribution Company (EDCI): Demands on Board

May 20, 2007

Mr. Clarke H. Bailey
Chairman
Entertainment Distribution Company, Inc.
825 8th Avenue, 23rd Floor
New York, NY  10019
Office 1:  (212) 333-8478
E-mail:  clarke.bailey@edcllc.com

Mr. Bailey,

Please see the attached correspondences between Chapman Capital L.L.C. and Mr. Jordan Copland.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900 x 200
Web:  http://www.hedgefunds.com

-----Original Message-----
From: Robert L. Chapman, Jr.
Sent: Sunday, May 20, 2007 9:53 AM
To: 'jordan.copland@edcllc.com'
Subject: RE: Chapman Capital Activism: Entertainment Distribution Company (EDCI): Demands on Board

May 20, 2007

Mr. Jordan M. Copland
Chief Financial Officer
Entertainment Distribution Company, Inc.
825 8th Avenue, 23rd Floor
New York, NY  10019
Office 1:  (212) 333-8487
Office 2:  (201) 962-6982

Jordan,

Your notes properly did not list any deadline I had set for a director telephone call.  Instead, the duty that the Board holds to its owners should have precipitated a call to me the business day following our meeting.  Once again, just as has been the case with Mr. Caparro's disregard of Chapman Capital (breach of commitment to meet with our firm between August-December 2006, and then February 2007 no-show by Caparro due to apparently higher priority of his Grammy Awards attendance, and failure to be in a position to present various means of linking his compensation to EDCI's stock price), this is not your fault.  Mr. Caparro and the Board seem to fail to comprehend this concept of their having, by accepting Board seats and the attendant high cash and other consideration, fiduciary duties of loyalty and due care to EDCI's owners.

Given Chapman Capital's status vis-à-vis EDCI, I am confident that you didn't discard its managing member's mobile number given to you multiple times via voice messages to you over the past month.  If you have done so, please call my office on Monday to obtain it (vs. my placing it in this E-mail).

I continue to recommend strongly that an independent member of the Board contact me in advance of the annual and Board meetings this week.  This will allow such director to understand more thoroughly, and obtain answers to questions regarding, Chapman Capital's demands and the rationale thereto.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900 x 200
Web:  http://www.hedgefunds.com

-----Original Message-----
From: Copland, Jordan [mailto:jordan.copland@edcllc.com]
Sent: Sunday, May 20, 2007 9:40 AM
To: Robert L. Chapman, Jr.
Subject: RE: Chapman Capital Activism: Entertainment Distribution Company (EDCI): Demands on Board

Bob,

I did not write in my notes that you expected to receive a director call by week's end so I am responsible for not communicating that, no one else.  We are having our regularly scheduled board meeting on Monday in North Carolina followed by the annual meeting and the continuation of the board meeting on Tuesday.  Our meeting will be a topic of discussion as will those items that you strongly requested.  I don't believe I ever received your cell phone number.  If you call me back this morning after you read this.  I shall write it down and you shall not have to email it to me.

Once again, I am glad I had the opportunity to meet with you and will certainly pass all this on when I meet with the directors on Monday afternoon.

Jordan
Jordan M. Copland | CFO | Entertainment Distribution Company | 212 333
8487 |
coplandj@edcllc.com | 825 Eighth Avenue 23rd Floor | New York, NY 10019

-----Original Message-----
From: Robert L. Chapman, Jr.
Sent: Sunday, May 20, 2007 12:20 PM
To: Copland, Jordan
Subject: Chapman Capital Activism: Entertainment Distribution Company
(EDCI): Demands on Board

May 20, 2007

Mr. Jordan M. Copland
Chief Financial Officer
Entertainment Distribution Company, Inc.
825 8th Avenue, 23rd Floor
New York, NY  10019
Office 1:  (212) 333-8487
Office 2:  (201) 962-6982

Jordan,

On behalf of Chapman Capital L.L.C., the investment advisor to the largest ownership block of Entertainment Distribution Company, Inc.
("EDCI"), I want to thank you for visiting us in Los Angeles last Thursday, May 17th.  The hours we endured together seems to have allowed both EDCI (with you as its agent) and Chapman Capital to understand better each other's perspectives.

At the conclusion of our meeting, I presented several demands (or if you prefer, "requests") of EDCI's Board of Directors, to which I asked that you convey upon your return to New York.  I anxiously await the Board's response, but must admit that I was disappointed not to receive a telephone call from any independent director (one of my requests) before the week's end.  Please call me on Monday, May 20, 2007 to communicate the status of discussions between you and the Board.  I shall be out of the office, and thus recommend that you use my mobile number (as provided previously).

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900 x 200
Web:  http://www.hedgefunds.com

Exhibit E

From: Bailey, Clarke [mailto:Clarke.Bailey@edcllc.com]
Sent: Tuesday, May 22, 2007 9:54 AM
To: Robert L. Chapman, Jr.Cc: Copland, Jordan
Subject: Chapman Capital's Communication to Jordan Copland dated May 20, 2007

May 22, 2007

VIA UPS & EMAIL
Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245

Re:  Entertainment Distribution Company, Inc.

Dear Mr. Chapman,

Jordan Copland thoroughly briefed me on your three-hour meeting with him last Thursday.  I want to assure you that, as a result of that meeting, plus the extensive conversations members of management had with you two weeks ago and the comments you made in your 13-D filings and amendments, your views are well known to us and continue to receive full consideration from the Board of Directors.

With regard to your suggestion that we name an additional independent director, we are already engaged in this effort.  If you wish to submit names of qualified candidates, I will forward them to the nominating committee.

Moreover, I hope that as a result of our recent dialog with you, and the statements we made on our May 8th quarterly earnings conference call, our corporate strategy and our commitment to building value for all shareholders are completely clear to you.  To reiterate briefly, we stated that this past March, as a result of a comprehensive strategic review, assisted by independent advisors, we presented a plan to the Board of Directors, which was unanimously endorsed.  This plan calls for us to:

-  Use our leadership position, long-term and large UMG contract and strong balance sheet to profitably and quickly grow the business through acquisitions and new business contracts. We believe current market pressures potentially present us with attractively-priced opportunities in the declining physical space that will help us leverage the size and scale of our platform better than remaining at our current size and simply running out the UMG contract that we currently hold.
-  Focus on managing the digital distribution process and working or partnering with technology players in this space on behalf of our clients.  We are not looking to purchase a technology company or build software applications but rather we are seeking to align our physical and digital expertise. We believe the digital business with its back office preparation, management and distribution of digital content to digital retailers presents a compelling opportunity for EDC to leverage the expertise we already provide our current customers.

If our efforts in signing up new business, developing a digital business and more importantly acquiring assets and contracts of competitors is not economically advantageous to our shareholders, we will not undertake these activities.  If we are unable to successfully demonstrate significant progress on this growth strategy within the next six months, we will review all strategic opportunities, not only for our operating business, but also for our cash and NOLs.

In addition, with respect to the profits interests, we have emphasized that if we complete this restructuring we are committed to a fair value transaction that will be validated by third parties.
I hope this addresses the concerns that you have raised in your 13-D filings and amendments and meetings with members of management.

Best regards,
Clarke H. Bailey
Chairman of the Board
Entertainment Distribution Company, Inc.

Exhibit F

From: Robert L. Chapman, Jr.
Sent: Monday, May 28, 2007 7:07 PM
To: 'Clarke H. Bailey (clarke.bailey@edcllc.com)'
Cc: 'James Caparro (jim.caparro@edcllc.com)'; 'jordan.copland@edcllc.com'
Subject: Chapman Capital Activism: Entertainment Distribution Co (EDCI): NYT on Declining CD Sales

May 28, 2007

Mr. Clarke H. Bailey
Chairman
Entertainment Distribution Company, Inc.
825 8th Avenue, 23rd Floor
New York, NY 10019
Office: (212) 333-8478

Clarke,

Your judgment in backing Jim Caparro’s CD dreams two years ago not only isn’t worthy of your current $300,000+ in annual compensation, much less the $1,000,000 you were being paid at the time of this brilliant strategic move with Glenayre’s owners’ capital. As is the message from the vast majority of those willing to proclaim their views on the matter, it is time for EDCI (holding company) to go back to the drawing board and start over. It is time for Jim Caparro and his team of geniuses to be gone. If Jim was able to sell such a “brilliant” executive as you on the wisdom of EDC’s CD business, he should have no problem jamming it down the throat of a less intelligent capitalist this next time around.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Office: (310) 662-1900 x 200
Web: http://www.hedgefunds.com

Plunge in CD Sales Shakes Up Big Labels
By JEFF LEEDS
“Sgt. Pepper’s Lonely Hearts Club Band,” the Beatles album often cited as the greatest pop recording in music history, received a thoroughly modern 40th-anniversary salute last week when singers on “American Idol” belted out their own versions of its songs live on the show’s season finale.
But off stage, in a sign of the recording industry’s declining fortunes, shareholders of EMI, the music conglomerate that markets “Sgt. Pepper” and a vast trove of other recordings, were weighing a plan to sell the company as its financial performance was weakening.
It’s a maddening juxtaposition for more than one top record-label executive. Music may still be a big force in pop culture — from “Idol” to the iPod — but the music business’s own comeback attempt is falling flat.
Even pop’s pioneers are rethinking their approach. As it happens, one of the performers on “Sgt. Pepper,” Paul McCartney, is releasing a new album on June 5. But Mr. McCartney is not betting on the traditional record-label methods: He elected to sidestep EMI, his longtime home, and release the album through a new arrangement with Starbucks.
It’s too soon to tell if Starbucks’ new label (a partnership with the established Concord label) will have much success in marketing CDs. But not many other players are.
Despite costly efforts to build buzz around new talent and thwart piracy, CD sales have plunged more than 20 percent this year, far outweighing any gains made by digital sales at iTunes and similar services. Aram Sinnreich, a media industry consultant at Radar Research in Los Angeles, said the CD format, introduced in the United States 24 years ago, is in its death throes. “Everyone in the industry thinks of this Christmas as the last big holiday season for CD sales,” Mr. Sinnreich said, “and then everything goes kaput.”
It’s been four years since the last big shuffle in ownership of the major record labels. But now, with the sales plunge dimming hopes for a recovery any time soon, there is a new game of corporate musical chairs afoot that could shake up the industry hierarchy.
Under the deal that awaits shareholder approval, London-based EMI agreed last week to be purchased for more than $4.7 billion by a private equity investor, Terra Firma Capital Partners, whose diverse holdings include a European waste-conversion business. Rival bids could yet surface — though the higher the ultimate price, the more pressure the owners will face to make dramatic cuts or sell the company in pieces in order to recoup their investment.
For the companies that choose to plow ahead, the question is how to weather the worsening storm. One answer: diversify into businesses that do not rely directly on CD sales or downloads. The biggest one is music publishing, which represents songwriters (who may or may not also be performers) and earns money when their songs are used in TV commercials, video games or other media. Universal Music Group, already the biggest label, became the world’s biggest music publisher on Friday after closing its purchase of BMG Music, publisher of songs by artists like Keane, for more than $2 billion.
Now both Universal and Warner Music Group are said to be kicking the tires of Sanctuary, an independent British music and artist management company whose roster includes Iron Maiden and Elton John. The owners of all four of the major record companies also recently have chewed over deals to diversify into merchandise sales, concert tickets, advertising and other fields that are not part of their traditional business.
Even as the industry tries to branch out, though, there is no promise of an answer to a potentially more profound predicament: a creative drought and a corresponding lack of artists who ignite consumers’ interest in buying music. Sales of rap, which had provided the industry with a lifeboat in recent years, fell far more than the overall market last year with a drop of almost 21 percent, according to Nielsen SoundScan. (And the marquee star 50 Cent just delayed his forthcoming album, “Curtis.”)
In other genres the picture is not much brighter. Fans do still turn out (at least initially) for artists that have managed to build loyal followings. The biggest debut of the year came just last week from the rock band Linkin Park, whose third studio album, “Minutes to Midnight,” sold an estimated 623,000 copies, according to Nielsen SoundScan data.
But very few albums have gained traction. And that is compounded by the industry’s core structural problem: Its main product is widely available free. More than half of all music acquired by fans last year came from unpaid sources including Internet file sharing and CD burning, according to the market research company NPD Group. The “social” ripping and burning of CDs among friends — which takes place offline and almost entirely out of reach of industry policing efforts — accounted for 37 percent of all music consumption, more than file-sharing, NPD said.
The industry had long pinned its hopes on making up some of the business lost to piracy with licensed digital sales. But those prospects have dimmed as the rapid CD decline has overshadowed the rise in sales at services like Apple’s iTunes. Even as music executives fret that iTunes has not generated enough sales, though, they gripe that it unfairly dominates the sale of digital music.
Partly out of frustration with Apple, some of the music companies have been slowly retreating from their longtime insistence on selling music online with digital locks that prevent unlimited copying. Their aim is to sell more music that can be played on Apple’s wildly popular iPod device, which is not compatible with the protection software used by most other digital music services. EMI led the reversal, striking a deal with Apple to offer its music catalog in the unrestricted MP3 format.
Some music executives say that dropping copy-restriction software, also known as digital-rights management, would stoke business at iTunes’ competitors and generate a surge in sales. Others predict it would have little impact, though they add that the labels squandered years on failed attempts to restrict digital music instead of converting more fans into paying consumers.
“They were so slow to react, and let things get totally out of hand,” said Russ Crupnick, a senior entertainment industry analyst at NPD, the research company. “They just missed the boat.”
Perhaps there is little to lose, then, in experimentation. Mr. McCartney, for example, may not have made it to the “American Idol” finale, but he too is employing thoroughly modern techniques to reach his audience.
Starbucks will be selling his album “Memory Almost Full” through regular music retail shops but will also be playing it repeatedly in thousands of its coffee shops in more than two dozen countries on the day of release. And the first music video from the new album had it premiere on YouTube. Mr. McCartney, in announcing his deal with Starbucks, described his rationale simply: “It’s a new world.”
http://www.nytimes.com/2007/05/28/arts/music/28musi.html?ei=5090&en=89793f4128e3ba8e&ex=1338004800&partner=rssuserland&emc=rss&pagewanted=print

Exhibit G

From: Bailey, Clarke [mailto:Clarke.Bailey@edcllc.com]
Sent: Wednesday, August 08, 2007 2:40 PM
To: Robert L. Chapman, Jr.
Cc: cobickell@gmail.com; jordan.copland@edcllc.com
Subject: Your Invitation to Meet

Dear Mr. Chapman,

Thank you for your invitation to travel to California to meet with you at your home.  Unfortunately I must respectfully decline.  I would however like to schedule a call with you on August 21st in the afternoon to answer your questions and listen to your concerns.  If you are agreeable, Cliff Bickell, the independent director your colleague previously spoke to, and I will call you at your office.  Please suggest a time that is convenient for you on that day.

Sincerely,

Clarke Bailey
___________________________________________
Clarke H. Bailey
Chairman
Entertainment Distribution Company

Exhibit H

From: Robert L. Chapman, Jr.
Sent: Wednesday, August 08, 2007 9:31 PM
To: 'Clarke H. Bailey (clarke.bailey@edcllc.com)'
Cc: 'Cliff O. Bickell (cobickell@gmail.com)'; 'Jordan M. Copland (jordan.copland@edcllc.com)'
Subject: Chapman Capital Activism: Entertainment Distribution Company (EDCI): Meeting Rejection

August 8, 2007

Mr. Clarke H. Bailey
Chairman
Entertainment Distribution Company, Inc.
825 8th Avenue, 23rd Floor
New York, NY  10019
Office:  (212) 333-8478
Mobile:  (914) 643-9824

Mr. Bailey,

I remain astounded at your shameless shirking of the responsibilities that attend your entrenched position as Chairman of Entertainment Distribution Company, Inc. (“EDCI” or “the Company”).   There is nothing “respectful” about your refusal to meet in person with the advisor to the largest ownership block of EDCI in that advisor’s home city, which happens also to be the location where you could pay respects to EDCI’s largest customer, Universal Music Group.  Every week, presumably you and Mr. James Caparro meet in person with businessmen associated with EDCI and the questionable other businesses you now oversee outside of your “primary”, highly-compensated duties to EDCI.  Just months ago, Mr. Caparro himself showed no hesitation to travel in luxury, at EDCI’s owners’ expense, to the 49th Annual Grammy Awards right here in Los Angeles. Yet, despite the fact that Chapman Capital’s investors indirectly are paying the largest percentage of the millions of dollars of compensation you have received but fail to earn, you continue to refuse to expend the same basic effort with regard to our Los Angeles-based firm.

Your disrespect leaves Chapman Capital no choice but to continue to convey publicly its concerns regarding your inept stewardship of EDCI, allowing all of EDCI’s owners to remain apprised of what Chapman Capital believes is your failure to heed your fiduciary duties of loyalty and due care.  Your suggested conference call some two weeks from now, purportedly to allow you to listen again to Chapman Capital’s well publicized concerns and answer circuitously its questions, would serve only to redefine the words “futile” and “redundant.”  You are well aware of Chapman Capital’s and other EDCI owners’ concerns (unless you failed to listen to EDCI’s own conference call or read the latest Wall Street sellside research report from EDCI’s  former cheerleader and financial advisor, Morgan Joseph’s own contra-indicator, David B. Kestenbaum).  Thus, the only action left outstanding is that which you have just rejected:  a reasonable and customary in-person meeting with the advisor to EDCI’s largest owner, Chapman Capital.

Without question, you have placed yourself on a collision course with EDCI’s owners at the site and time of their proximate opportunity to remove you and the rest of your hand picked Board of Directors, in staggered fashion of course.  It is in this fashion that history shall remember “‘Burn ‘Em Bailey and His Traveling Circus,” the destroyers of Glenayre Technologies.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900 x 200
Web:  http://www.hedgefunds.com